                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-55142


         THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT (Subject to Completion, dated February 14, 2001) (To Prospectus Dated February 12, 2001)

                                  $263,000,000

                              Northeast Utilities
              FLOATING RATE NOTES DUE FEBRUARY             , 2003
                            ------------------------
Interest on the Floating Rate Notes will accrue at a rate per annum equal to the floating interest rate called LIBOR, which we describe under "DESCRIPTION OF FLOATING RATE NOTES" beginning on page S-8 of this prospectus supplement, plus
     %; provided, that this interest rate shall be reduced to LIBOR plus      %
beginning on the first interest reset date following the effective date of the merger between us and a subsidiary of Consolidated Edison, Inc. We will pay
interest on the Floating Rate Notes quarterly in arrears on February   , May   ,
August   and November   of each year, beginning May   , 2001.

We may redeem some or all of the Floating Rate Notes on any interest payment
date on or after August   , 2001, at a redemption price equal to the principal
amount of the Floating Rate Notes to be redeemed plus interest accrued to the redemption date. There is no sinking fund provision for the Floating Rate Notes.

The Floating Rate Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.
                            ------------------------
The underwriters have proposed to offer the Floating Rate Notes from time to time for sale in negotiated transactions, or otherwise, initially at 100% of the principal amount thereof and thereafter at varying prices to be determined at the time of each sale. The underwriters have agreed to purchase the Floating
Rate Notes from us at      % of their aggregate principal amount
($          aggregate proceeds to us before deducting expenses estimated at
$          ), subject to the terms and conditions set forth in the underwriting agreement.
                            ------------------------
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Floating Rate Notes through the book-entry facilities of The Depository Trust Company against payment in New York, New York on February 28, 2001.
                            ------------------------
MORGAN STANLEY DEAN WITTER
           CIBC WORLD MARKETS
                      BARCLAYS CAPITAL
                                 BNY CAPITAL MARKETS, INC.
                                         FLEET SECURITIES, INC.
February   , 2001

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the Floating Rates Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................  S-3
Northeast Utilities.........................................  S-3
Recent Developments.........................................  S-3
Use of Proceeds.............................................  S-6
Selected Historical Consolidated Financial Information......  S-7
Ratios of Earnings to Fixed Charges.........................  S-8
Description of the Floating Rate Notes......................  S-8
Underwriting................................................  S-11
Legal Opinions..............................................  S-12

                            PROSPECTUS
Where You Can Find More Information.........................  2
Documents Incorporated by Reference.........................  2
Forward-Looking Statements..................................  3
Northeast Utilities.........................................  3
Ratios of Earnings to Fixed Charges.........................  4
Use of Proceeds.............................................  4
Description of the Senior Notes.............................  4
Legal Opinions..............................................  12
Experts.....................................................  12
Plan of Distribution........................................  13

                           FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus supplement that are considered forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we project. These risks, uncertainties and factors include:

     - general economic, business and regulatory conditions;

     - the impact of our proposed merger with Consolidated Edison, Inc., including any regulatory conditions imposed on the merger;

     - energy supply and demand;

     - competition;

     - federal and state regulatory developments and changes in law;

     - availability, terms and use of capital;

     - nuclear and environmental issues;

     - weather; and

     - industry restructuring and cost recovery (including the potential effect of stranded costs).

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Please see the documents we incorporate by reference for more information on these factors. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement. Except to the extent required by the securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time and it is not possible for us to predict all of such factors, nor can we assess the impact of each such factor on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements.

                              NORTHEAST UTILITIES

     Northeast Utilities (the "Company") is a holding company for a number of companies comprising the Northeast Utilities system and is not itself an operating company. Through The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH"), Western Massachusetts Electric Company ("WMECO") and Yankee Gas Services Company (each a direct or indirect wholly owned subsidiary of ours), we provide retail electric service to approximately 1.77 million customers in Connecticut, New Hampshire and western Massachusetts and natural gas to approximately 185,000 customers in Connecticut. We also have a number of unregulated subsidiaries which provide telecommunications, energy management and marketing and other energy related services, and we are one of the largest competitive energy suppliers in New England.

     Our principal executive offices are located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01089, telephone number (413) 785-5871. Our general business offices are located at 107 Selden Street, Berlin, Connecticut 06037, telephone number (860) 665-5000.

                              RECENT DEVELOPMENTS

RESULTS OF OPERATIONS

     Our earnings before extraordinary items in 2000 were $220.1 million, or $1.55 per share on a fully diluted basis, compared with earnings of $34.2 million, or 26 cents per share, in 1999. In the fourth quarter of 2000, we earned $67.8 million before extraordinary items, or 47 cents per share on a fully diluted basis, compared with a loss of $15.7 million, or 12 cents per share, in the same period of 1999.

     Earnings in 1999 and 2000 included a number of nonrecurring items. On an operating basis, we earned $221.4 million, or $1.56 per share on a fully diluted basis, in 2000, compared with $117.3 million, or 89 cents per share, in 1999. In the fourth quarter of 2000, we recorded operating earnings of $67.8 million, or 47 cents per share on a fully diluted basis, compared with fourth-quarter operating earnings of $47 million, or 35 cents per share, in 1999.

     Because of extraordinary charges, we reported a net loss for 2000. Fourth-quarter 2000 results included an after-tax write-off by PSNH of $225 million of stranded costs under an industry restructuring settlement with the State of New Hampshire. When combined with other effects from restructuring, PSNH's net write-off totaled $214.2 million, or $1.51 per share. See "Recent Developments -- Industry Restructuring" for information on PSNH's restructuring plan.

     In addition to these extraordinary items, 2000 results reflect two significant one-time items recognized earlier in the year. These items include charges of $11.7 million for the settlement of certain nuclear-related issues and a one-time after-tax gain of $10.4 million related to the investment in NEON Communications Inc., of Mode 1 Communications, Inc., one of our nonregulated subsidiaries.

     Write-offs in 1999 related to the settlement of nuclear issues, industry restructuring, and our pending merger with Consolidated Edison, Inc. ("Con Edison") totaled $83.1 million, or 63 cents per share, of which $62.7 million, or 47 cents per share, was recognized in the fourth quarter of 1999.

     Including all of the extraordinary and other nonrecurring effects, we had a loss of $13.8 million, or 10 cents per share on a fully diluted basis, in 2000, compared with earnings of $34.2 million, or 26 cents per share, in 1999. In the fourth quarter of 2000, we lost $166.1 million, or $1.15 per share on a fully diluted basis, compared with a loss of $15.7 million, or 12 cents per share, in the same period of 1999.

     Increases in unregulated energy sales pushed our total revenues to a record $5.90 billion in 2000, up 32 percent from $4.47 billion in 1999. The growth in unregulated revenues more than offset a 5 percent retail rate decrease on January 1, 2000 for customers of CL&P and a 5 percent rate cut on October 1, 2000 for PSNH retail customers.

     Our improved operating results can be attributed to excellent performance at the Millstone nuclear station in 2000, effective cost control, and dramatically improved performance at our unregulated businesses. Millstone 3 operated at virtually a 100 percent capacity factor in 2000, and Millstone 2 operated at an 82 percent capacity factor in 2000. Millstone Station's strong performance helped us lower our non-fuel operation and maintenance costs to $1.11 billion in 2000 and $1.20 billion in 1999. We have entered into an agreement to sell Millstone 1, Millstone 2 and all of our interest in Millstone 3, as discussed below under "Industry Restructuring -- Connecticut." See "Recent Developments -- Competitive Businesses" for a discussion of the results of our unregulated energy businesses.

     Fourth-quarter 2000 operating results were also helped by much colder temperatures than during the same period of 1999. Retail kilowatt-hour electric sales were up 5.9 percent in the fourth quarter of 2000, 3.2 percent on a weather-adjusted basis, compared with the same period of 1999. Annual electric sales were up 0.8 percent in 2000, 1.9 percent on a weather-adjusted basis, compared with 1999.

     The foregoing discussion of results for 2000 is preliminary and subject to completion of our year-end audit. Primarily as a result of industry restructuring and related asset sales, we expect earnings for our regulated electric subsidiaries to be lower in 2001, but we project our consolidated earnings for 2001 will be between $1.40 and $1.60 per share before extraordinary items, if the merger with Con Edison discussed below does not occur.

MERGER WITH CON EDISON

     In October 1999, we reached an agreement with Con Edison for a merger involving the two companies. This agreement provides that, upon the closing, we will become a wholly owned subsidiary of Con Edison.

Following the merger, we would continue to be the obligor of the Floating Rate Notes. Most of the approvals needed to complete the merger were received during 2000. Shareholders from both companies approved the merger in April 2000 and all required state regulatory approvals were granted by the end of the year; however, the Connecticut Department of Public Utility Control's ("DPUC") approval has been appealed to the Connecticut Supreme Court by the Connecticut Attorney General ("AG") and the Connecticut Office of Consumer Counsel ("OCC"). We do not believe that the mere existence of the appeal will delay the merger, unless a court stays the companies from completing the transaction. On February 13, 2001, the AG and the OCC sought stays of the DPUC's approval in the Connecticut Superior Court. Additionally, the Federal Energy Regulatory Commission ("FERC") approved the merger in May 2000, which approval was reafffirmed on January 24, 2001 when FERC denied United Illuminating Company's request for rehearing of the approval. The Nuclear Regulatory Commission approved the transaction in August 2000, and the U.S. Department of Justice approved the merger in February 2001. We are awaiting necessary clearances from the Securities and Exchange Commission ("SEC") and hope to complete the merger in April 2001. The approvals all contain conditions and restrictions, but we do not believe these will materially impair the combined company.

     Either we or Con Edison can terminate the merger if it has not been completed by April 13, 2001, unless the closing is delayed only because of legal prohibitions to the closing or because regulatory conditions have not been met. Our management continues to believe that the merger is in the best interest of the shareholders and is actively working to consummate the transaction. However, we cannot assure you that the merger will be consummated or, if consummated, when it will occur. If the merger is consummated, the interest rate on the Floating Rate Notes will be reduced, as described below under the caption "Description of Floating Rate Notes -- Interest."

     Con Edison is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and therefore files annual, quarterly and current reports, proxy statements and other information with the SEC. Information filed by Con Edison may be obtained in the manner described in the accompanying prospectus under the caption "Where You Can Find More Information."

COMPETITIVE BUSINESSES

     We are engaged in a variety of competitive businesses, which are grouped essentially into two distinct business activities: the competitive energy business and the telecommunications business. Those operations contributed $28.5 million to our earnings in 2000 on revenues of approximately $1.9 billion, compared with a loss of $37 million in 1999 on revenues of $648.9 million. The competitive energy business provides the bulk of our competitive revenues and earnings. In the fourth quarter of 2000, our unregulated businesses earned $13.6 million, compared with a loss of $8 million in the fourth quarter of 1999. This improved performance is due to better balancing of the companies' supply and purchase obligations, due in part to the acquisition by our subsidiary, Northeast Generation Company ("NGC"), of 1,289 megawatts of hydroelectric and pumped storage generation in March 2000. NGC has sold all of this output on a cost-of-service basis for six years to our energy marketing and brokering subsidiary, Select Energy, Inc. ("Select").

     Approximately 27% of 2000 competitive energy revenues come from Select supplying 2,000 megawatts of "standard offer service" to our largest electric utility subsidiary, CL&P, under a contract with fixed prices extending through the end of 2003. Servicing this load after the end of 2001, when Select's entitlement to a large portion of the output from the Millstone nuclear station ends, poses a significant risk to Select. Select's risk is mitigated through its entitlement from NGC and continuing acquisitions of new supply in the competitive market. If Select is unable to source its remaining requirement for the CL&P load at prices below the standard offer contract price as a result of continuing high energy prices, its earnings would be adversely impacted.

INDUSTRY RESTRUCTURING

     CONNECTICUT. On August 7, 2000, the DPUC announced that an agreement had been reached with Dominion Resources, Inc. for the sale of Millstone 1, Millstone 2 and approximately 94% of Millstone 3 for approximately $1.3 billion, which includes all of our interests in the units. Our operating companies own 100% of Millstone 1 and 2 and approximately 67% of Millstone 3. All necessary state approvals for the sale have been obtained. We are pursuing final federal approvals to close the transaction on or about April 2, 2001.

     In November 2000, the DPUC approved CL&P's request to "securitize" an amount not to exceed $1.55 billion of approved, eligible stranded costs, primarily related to above-market purchased-power contracts and generation-related regulatory assets. Stranded costs are expenditures incurred, or commitments for future expenditures made, on behalf of customers with the expectation that these expenditures would continue to be recoverable in the future through rates but which may not be recoverable as the result of industry restructuring and the introduction of competition. The term "securitize" means the refinancing of stranded costs through a state agency or trust at a lower cost than our utilities can finance them. The resulting cost saving is passed along to consumers and lowers electric rates. CL&P plans to use approximately $400 million of those proceeds to reduce debt. However, the OCC has appealed the DPUC's order to the Connecticut Superior Court, and it remains unclear when and in what amount securitization financing can be undertaken.

     CL&P intends to auction its interest in the Seabrook nuclear plant when another of our subsidiaries, North Atlantic Energy Company, auctions its Seabrook interests. Divestiture plans were filed simultaneously with the DPUC and the New Hampshire Public Utilities Commission ("NHPUC") in December 2001.

     MASSACHUSETTS. WMECO filed an application with the Massachusetts Department of Telecommunications and Energy ("DTE") in April 2000, requesting authorization to securitize a portion of its stranded costs. In February 2001, the DTE approved a settlement which WMECO reached with the Massachusetts Attorney General for a $155 million securitization plan.

     NEW HAMPSHIRE. In September 2000, the NHPUC approved a comprehensive restructuring order that would allow PSNH to securitize up to $670 million of stranded costs. In January 2001, the New Hampshire Supreme Court upheld this restructuring order on appeal. However, one of the appellants indicated publicly it would request a review of the New Hampshire decision by the United States Supreme Court. Such a request must be filed by May 1, 2001.

RATING AGENCIES

     In late January and early February 2001, all three of the rating agencies that rate our companies' publicly-traded fixed-income securities, Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service, Inc. ("Moody's") and Fitch Investors Service, Inc. ("Fitch"), raised all their credit ratings on the Northeast Utilities system companies. As of February 7, 2001, S&P, Moody's and Fitch rated the Company's senior unsecured debt BBB, Baa3 and BBB-, respectively. The upgrades on all of our companies' debt will significantly increase our financial flexibility and will save the Northeast Utilities system in excess of $2.7 million annually.

                                USE OF PROCEEDS

     We estimate the net proceeds from the sale of the Floating Rate Notes will
be approximately $          . We will use the net proceeds principally to repay
outstanding short-term debt which has an interest rate of 7.5% as of February 8, 2001. Any net proceeds not immediately used for these purposes will be invested in short-term interest-bearing obligations.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     We have derived the summary selected historical consolidated financial data set forth below for the years ended December 31, 1997, 1998, 1999 and 2000 from our financial statements. Arthur Andersen LLP, independent public accountants, have audited the financial statements for the three-year period ended December 31, 1999 and the reports of Arthur Andersen LLP thereon are incorporated by reference in the accompanying prospectus. We have derived the summary selected consolidated financial data as of and for the year ended December 31, 2000 from our unaudited financials for the period. In our opinion, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the year ended December 31, 2000 have been made.

     The following material, which is presented in this prospectus supplement solely to furnish introductory information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

                                                            YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------
                                                   2000          1999        1998        1997
                                                -----------    --------    --------    --------
                                                (UNAUDITED)
                                                 (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE
                                                                     DATA)
Operating revenues............................     $5,901.2    $4,471.3    $3,767.7    $3,834.8
Operating expenses............................      5,421.6     4,126.7     3,543.0     3,644.0
Operating income..............................        479.6       344.5       224.7       190.8
Net income (loss) for common shares...........       (13.8)        34.2     (146.8)     (130.0)
Total assets..................................     10,241.6     9,688.1    10,387.4    10,414.4
Long-term debt, net of current portion........      2,029.6     2,372.3     3,282.1     3,645.7
Preferred shares subject to mandatory
  redemption, net of current portion..........         15.0       121.3       167.5       245.8
Common shareholders' equity...................      2,233.4     2,083.3     2,047.4     2,170.1
Basic and diluted earnings (loss) per common
  share.......................................      $(0.10)       $0.26     $(1.12)     $(1.01)
Cash dividends per common share...............        $0.40       $0.10          --       $0.25
Book value per share..........................       $15.53      $15.80      $15.63      $16.67
Average basic common shares outstanding
  (millions)..................................        141.5       131.4       130.5       129.6
Average fully diluted shares outstanding
  (millions)..................................        142.0       132.0       130.5       129.6

                                                      DECEMBER 31, 2000
                                                      ------------------
                                                        ACTUAL        %     AS ADJUSTED(1)     %
                                                      -----------    ---    --------------    ---
                                                      (UNAUDITED)
Capitalization:
  Common shareholders' equity.......................   $2,233.4       51       $2,233.4        48
  Preferred stock not subject to mandatory
     redemption.....................................      136.2        3          136.2         3
  Preferred stock subject to mandatory redemption...       15.0                    15.0
  Long-Term Debt....................................    2,029.6       46        2,292.6        49
                                                       --------      ---       --------       ---
          Total capitalization......................   $4,414.2      100       $4,677.2       100
                                                       ========      ===       ========       ===
Minority Interest in Consolidated Subsidiary........   $  100.0                $  100.0
Obligations Under Capital Leases....................   $   47.2                $   47.2
Short-term notes payable to banks...................   $1,310.0                $1,047.0
Long-term debt and preferred stock -- current
  portion...........................................   $  340.0                $  340.0
Obligations under capital leases -- current
  portion...........................................   $  112.6                $  112.6

---------------
(1) Adjusted to give effect to the consummation of the offering of the Floating Rate Notes and the application of the estimated net proceeds therefrom to repay short-term debt.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our ratios of earnings to fixed charges for each of the years ended December 31, 1995 through 2000 are as follows:

                                                     YEAR ENDED DECEMBER 31,
                                   ------------------------------------------------------------
                                      2000        1999      1998       1997      1996     1995
                                   -----------    -----    -------    -------    -----    -----
                                   (UNAUDITED)
Ratio of Earnings to Fixed
  Charges(1).....................        2.33x    1.50x    0.55x(2)   0.58x(2)   1.46x    2.71x

---------------
(1) For purposes of computing the ratios: (i) earnings consists of pretax income from continuing operations, adjusted for income taxes, fixed charges, distributed income of equity investees and minority interests; and (ii) fixed charges consist of interest on long-term debt, amortized premiums, discounts and capitalized expenses related to indebtedness, interest on short-term debt, interest component of rental expenses, and other interest.

(2) There is less than one-to-one coverage in these years. The amount of the deficiency in earnings required for one-to-one coverage in years 1997 and 1998 is $123,367 and $132,970, respectively.

                     DESCRIPTION OF THE FLOATING RATE NOTES

     The Floating Rate Notes are a separate series of the Senior Notes described in the accompanying prospectus. You should read the accompanying prospectus for a detailed summary of additional provisions of the Floating Rate Notes and of the Senior Note Indenture under which the Floating Rate Notes are issued. The description of the Floating Rate Notes below supplements the description of the Senior Notes contained in the accompanying prospectus. If the descriptions are inconsistent, this prospectus supplement controls. The following summary and the description set forth in the accompanying prospectus do not purport to be complete and are subject to, and qualified in their entirety by, all provisions of the Senior Note Indenture. Capitalized terms used but not defined in this prospectus supplement have the meanings given to them in the accompanying prospectus.

GENERAL

     The Floating Rate Notes will constitute the first series of our Senior Notes issued under our Senior Note Indenture. The Senior Note Indenture does not limit the amount of Senior Notes that we may issue.

     The Floating Rate Notes will initially be limited to $263,000,000 in aggregate principal amount. However, we can create and issue additional Senior Notes with the same terms as the Floating Rate Notes so that the additional Senior Notes will form a single series with the Floating Rate Notes. The
Floating Rate Notes will mature on February   , 2003, the maturity date. The
Floating Rate Notes are not entitled to the benefit of any sinking fund, and may be redeemed at our option only under the circumstances described in this prospectus supplement under " -- Optional Redemption." The Senior Note Indenture permits the defeasance of the Floating Rate Notes upon satisfaction of the conditions described under "Description of the Senior Notes -- Defeasance" in the accompanying prospectus.

     The Floating Rate Notes will constitute senior debt and will rank pari passu with all our other unsecured and unsubordinated indebtedness. Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Floating Rate Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends to us, repurchase shares of their common stock from us or repay loans or advances made by us to them. Dividends payable by certain of our subsidiaries are restricted pursuant to the terms of the subsidiaries' long-term debt agreements and regulatory requirements, but we do not believe these restrictions should interfere with the repayment of the Floating Rate Notes. Holders of the Floating Rate Notes will generally have a junior position to claims of any holders of preferred stock and creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders.

     The Senior Note Indenture does not currently limit the amount of indebtedness or preferred stock issuable by our subsidiaries. Please refer to "Description of the Senior Notes -- General" in the accompanying prospectus.

     We will issue the Floating Rate Notes in fully registered form in denominations of $1,000 and multiples thereof. The Bank of New York, the Trustee under the Senior Note Indenture, will register transfers and exchanges of the Floating Rate Notes. Principal on the Floating Rate Notes will be payable at the Trustee's corporate trust office at 101 Barclay Street, New York, New York 10286. We will initially issue the Floating Rate Notes in global form. Please refer to " -- Global Securities" in this prospectus supplement and "Description of the Senior Notes -- Book-Entry Only System" in the accompanying prospectus.

     Except as indicated below, if any principal, interest or other payment to be made in respect of the Floating Rate Notes would be due on a day that is not a business day (as defined below), payment may be made on the next day that is a business day.

INTEREST

     The Floating Rate Notes will bear interest at LIBOR plus      %; provided,
that the Floating Rate Notes will bear interest at LIBOR plus      % beginning
on the first Interest Reset Date (as defined below) following the effective date of the merger between us and a subsidiary of Con Edison (or on the effective date of the merger if that date is an Interest Reset Date). We will pay interest
quarterly in arrears on February   , May   , August   and November   of each
year (each an "Interest Payment Date"), beginning May   , 2001, and on the
maturity date. If any of the quarterly Interest Payment Dates listed above falls on a day that is not a business day, the Interest Payment Date will be the next succeeding business day unless that business day is in the next succeeding calendar month, in which case the Interest Payment Date will be the immediately preceding business day. Interest on the Floating Rate Notes will be computed on the basis of a 360 day year for the actual number of days elapsed. If the maturity date of the Floating Rate Notes or any redemption date falls on a day that is not a business day, the payment of principal and interest (to the extent payable with respect to the principal amount being redeemed) will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the maturity date or such redemption date.

     Interest on the Floating Rate Notes will accrue from, and including,
February   , 2001, to, and excluding, the first Interest Payment Date and then from, and including, the immediately preceding Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Interest Payment Date or the maturity date, as the case may be. We will refer to each of these periods as an "interest period." You can calculate the amount of accrued interest that we will pay for any interest period by multiplying the face amount of the Floating Rate Notes by the interest rate applicable for the interest period divided by 360 days and multiplied by the number of days in the interest period.

     We will pay the interest payable for any Interest Payment Date to the person in whose name the Floating Rate Note is registered at the close of business (1) on the business day prior to each Interest Payment Date if the Floating Rate Note remains in book-entry only form or (2) on the fifteenth calendar day before each Interest Payment Date if the Floating Rate Note does not remain in book-entry only form.

     When we use the term "business day," we mean any day except a Saturday, a Sunday or a legal holiday in The City of New York on which banking institutions are authorized or required by law, regulation or executive order to close; provided, that the day is also a London business day. "London business day" means any day on which dealings in United States dollars are transacted in the London interbank market.

     The calculation agent appointed by us, initially The Bank of New York, will calculate the interest rate on the Floating Rate Notes. The interest rate will
be equal to LIBOR plus      %; provided, that the interest rate will be reduced
to LIBOR plus      % beginning on the first Interest Reset Date following the effective date of the merger between us and a subsidiary of Con Edison (or on the effective date of the merger if that date is an Interest Reset Date). The calculation agent will reset the interest rate on each Interest Payment Date, each of which we will refer to as an "Interest Reset Date." The second London business day preceding an Interest

Reset Date will be the "Interest Determination Date" for that Interest Reset Date. The interest rate in effect on each day that is not an Interest Reset Date will be the interest rate determined as of the Interest Determination Date pertaining to the immediately preceding Interest Reset Date. The interest rate in effect on any day that is an Interest Reset Date will be the interest rate determined as of the Interest Determination Date pertaining to that Interest Reset Date, except that the interest rate in effect for the period from and
including February   , 2001 to the first Interest Reset Date will be the initial interest rate.

          The calculation agent will determine "LIBOR" in accordance with the following provisions:

          (i) With respect to any Interest Determination Date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Telerate Page 3750 as of 11:00 A.M., London time, on that Interest Determination Date. If no rate appears, LIBOR, in respect to that Interest Determination Date, will be determined in accordance with the provisions described in (ii) below.

          (ii) With respect to an Interest Determination Date on which no rate appears on Telerate Page 3750, as specified in (i) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in The City of New York, on the Interest Determination Date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, LIBOR determined as of that Interest Determination Date will be LIBOR in effect on that Interest Determination Date.

     "Telerate Page 3750" means the display designated as "Page 3750" on Bridge Telerate, Inc., or any successor service, for the purpose of displaying the London interbank rates of major banks for United States dollars.

LIMITATION ON LIENS AND SALE AND LEASEBACK TRANSACTIONS

     The covenants set forth in the accompanying prospectus under "Description of the Senior Notes -- Limitation on Liens" and " -- Sale and Leaseback Transactions" have been made applicable to the Floating Rate Notes.

OPTIONAL REDEMPTION

     We may redeem all or part of the Floating Rate Notes from time to time on
any Interest Payment Date on or after August   , 2001 at our option, upon not
less than 30 nor more than 60 days' notice, at a redemption price equal to the principal amount of the Floating Rate Notes to be redeemed plus interest accrued to the redemption date.

GLOBAL SECURITIES

     When the Floating Rate Notes are initially issued, one or more global securities (the "Global Securities") will represent the Floating Rate Notes. These Global Securities will have an aggregate principal amount equal to that of the Floating Rate Notes they represent. Each Global Security will be deposited with, or on behalf of, The Depository Trust Company, as depositary (the "Depositary"), and registered in the name of Cede & Co., a nominee of the Depositary. The Global Securities will bear legends stating the restrictions on exchanges and registration of transfer referred to below and any other matters provided for by the Senior Note Indenture. Please refer to "Description of the Senior Notes -- Book-Entry Only System" in the accompanying prospectus.

     The Global Securities may not be transferred except as a whole (1) by the Depositary to a nominee of the Depositary or (2) by a nominee of the Depositary to the Depositary or another nominee of the Depositary or (3) by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. If (1) the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by us within ninety days or (2) there shall have occurred and be continuing after any applicable grace periods an Event of Default with respect to the Floating Rate Notes represented by such Global Security, we will issue certificated notes in definitive registered form in exchange for the Global Securities representing the Floating Rate Notes. In addition, we may at any time and in our sole discretion determine not to have any Floating Rate Notes in registered form represented by one or more Global Securities and, in such event, will issue certificated notes in definitive form in exchange for the Global Securities representing the Floating Rate Notes. In any such instance, an owner of a beneficial interest in the Global Securities will be entitled to physical delivery in definitive form of certificated Floating Rate Notes represented by the Global Securities equal in principal amount to such beneficial interest and to have such certificated notes registered in its name.

CERTAIN NOTICES

     With respect to any Floating Rate Notes represented by a Global Security, notices to be given to the holders of the Floating Rate Notes will be deemed to have been duly given to the holders when given to the Depositary, or its nominee, in accordance with the Depositary's policies and procedures. We believe that the Depositary's practice is to inform its participants of any such notice it receives in accordance with its policies and procedures. Persons who hold beneficial interests in the Floating Rate Notes through the Depositary or its direct or indirect participants may wish to consult with them about how notices and other communications relating to the Floating Rate Notes may be given and received through the facilities of the Depositary. Neither we nor the calculation agent nor the Trustee will have any responsibility with respect to those policies and procedures or for any notices or other communications among the Depositary, its direct and indirect participants and the beneficial owners of the Floating Rate Notes in global form.

     With respect to Floating Rate Notes not represented by a Global Security, other notices to be given to the holders of the Floating Rate Notes will be deemed to have been duly given to the holders upon the mailing of such notices to the holders at their respective addresses as they appear on the security register maintained by us or our agent as of the close of business before the day notice is given.

     Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement between us and Morgan Stanley & Co. Incorporated, CIBC World Markets Corp., Barclays Capital Inc., BNY Capital Markets, Inc. and Fleet Securities, Inc., as the underwriters, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, severally and not jointly, the Floating Rate Notes indicated in the following table:

                                                              PRINCIPAL AMOUNT OF
UNDERWRITERS                                                  FLOATING RATE NOTES
------------                                                  -------------------
Morgan Stanley & Co. Incorporated...........................     $
CIBC World Markets Corp. ...................................
Barclays Capital Inc. ......................................
BNY Capital Markets, Inc. ..................................
Fleet Securities, Inc. .....................................
                                                                 ------------
Total.......................................................     $
                                                                 ============

     In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Floating Rate Notes offered hereby if any of the Floating Rate Notes are purchased. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to certain conditions. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitment of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated. The underwriters will sell the Floating Rate Notes to the public when and if the underwriters buy the Floating Rate Notes from us.

     The underwriters propose to offer these Floating Rate Notes from time to time for sale in negotiated transactions, or otherwise, initially at 100% of the principal amount thereof and thereafter at varying prices to be determined at the time of each sale. The underwriters have agreed to purchase the Floating
Rate Notes from us at      % of their aggregate principal amount. In connection
with the sale of the Floating Rate Notes, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts. The underwriting discount computed as the difference between the initial offering
price and the purchase price paid to us by the underwriters is      % of the
aggregate principal amount of the Floating Rate Notes.

     We do not plan to list the Floating Rate Notes on any securities exchange, and there is no established trading market for the Floating Rate Notes. The underwriters have advised us that they intend to make a market in the Floating Rate Notes. The underwriters are not obligated to do so, however, and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Floating Rate Notes.

     In order to facilitate the offering of the Floating Rate Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Floating Rate Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Floating Rate Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Floating Rate Notes, the underwriters may bid for, and purchase, Floating Rate Notes in the open market. Any of these activities may stabilize or maintain the market price for the Floating Rate Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We estimate that our expenses in connection with the offer and sale of the Floating Rate Notes will be approximately $300,000.

     We have agreed to indemnify the underwriters against, or contribute to payments the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

     The underwriters and certain of their affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for us and our affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

     Jeffrey C. Miller, our Assistant General Counsel, Day, Berry & Howard LLP, CityPlace I, Hartford, Connecticut 06103-3499, our counsel, and Pillsbury Winthrop LLP, One Battery Park Plaza, New York, New York 10004-1490, counsel for the underwriters, will give legal opinions relating to the validity of the Floating Rate Notes. As of February 14, 2001, Mr. Miller beneficially owned 9,790 of our common shares.

PROSPECTUS

                              NORTHEAST UTILITIES

                                  $600,000,000

                                  SENIOR NOTES

                            ------------------------

     Northeast Utilities intends to offer from time to time in one or more series up to $600,000,000 of debentures, notes or other types of senior unsecured debt securities (the "Senior Notes").

     When a particular series of Senior Notes is offered, we will prepare and issue a supplement to this Prospectus setting forth the particular terms of the offered Senior Notes (each such supplement, a "Prospectus Supplement"). You should read this Prospectus and any Prospectus Supplement carefully before you make any decision to invest in the Senior Notes.

                            ------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We may offer the Senior Notes directly or through underwriters, agents or dealers. Each Prospectus Supplement will provide the terms of the plan of distribution relating to the respective series of Senior Notes. "Plan of Distribution" below also provides more information on this topic.

               The date of this Prospectus is February 12, 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered in this Prospectus. We have not included certain portions of the Registration Statement in this Prospectus as permitted by the Commission's rules and regulations. For further information, you should refer to the Registration Statement and its exhibits.

     We are subject to the informational requirements of the Securities Act of l934, as amended (the "Exchange Act"), and therefore we file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy the Registration Statement (with exhibits), as well as the reports and other information filed by the Company with the Commission, at the Commission's public reference facilities at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and its regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain information on the operation of the Commission's public reference facilities by calling 1-800-SEC-0330. Information filed by us is also available at the Commission's Internet site at HTTP://WWW.SEC.GOV. You can also obtain these materials at set rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.
                            ------------------------

     You should rely only on the information incorporated by reference or provided in this Prospectus and its supplement(s). We have not authorized anyone to provide you with different information. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
                            ------------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this Prospectus. Later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all the Senior Notes:

     - Annual Report on Form 10-K for the year ended December 31, 1999;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000; and

     - Current Report on Form 8-K dated January 23, 2001.

     We will provide to each person, including any beneficial owner of Senior Notes, to whom a copy of this Prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this Prospectus but not delivered with this Prospectus. We will deliver this information upon written or oral request and provide this information at no cost to the requester. You should direct your requests to:

                              Randy A. Shoop
                              Northeast Utilities Service Company
                              107 Selden Street
                              Berlin, Connecticut 06037
                              (860) 665-3258

                           FORWARD-LOOKING STATEMENTS

     We make statements in this Prospectus and the documents we incorporate by reference that are considered forward-looking statements within the meaning of the Securities Act and the Exchange Act. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we project. These risks, uncertainties and factors include:

     - general economic, business and regulatory conditions;

     - the impact of our proposed merger with Consolidated Edison, Inc., including any regulatory conditions imposed on the merger;

     - energy supply and demand;

     - competition;

     - federal and state regulatory developments and changes in law;

     - availability, terms and use of capital;

     - nuclear and environmental issues;

     - weather; and

     - industry restructuring and cost recovery (including the potential effect of stranded costs).

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Please see the documents we incorporate by reference for more information on these factors. These forward-looking statements represent our estimates and assumptions only as of the date of this Prospectus. Except to the extent required by the securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time and it is not possible for us to predict all of such factors, nor can we assess the impact of each such factor on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements.

                              NORTHEAST UTILITIES

     Northeast Utilities (the "Company") is a holding company for a number of companies comprising the Northeast Utilities system and is not itself an operating company. Through The Connecticut Light and Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company and Yankee Gas Services Company (each a direct or indirect wholly owned subsidiary of ours), we provide retail electric service to approximately 1.77 million customers in Connecticut, New Hampshire and western Massachusetts and natural gas to approximately 185,000 customers in Connecticut. We also have a number of unregulated subsidiaries which provide telecommunications, energy management and marketing and other energy related services, and we are one of the largest competitive energy suppliers in New England.

     Our principal executive offices are located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01089, telephone number (413) 785-5871. Our general business offices are located at 107 Selden Street, Berlin, Connecticut 06037, telephone number (860) 665-5000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our ratios of earnings to fixed charges for the twelve months ended September 30, 2000 and for each of the years ended December 31, 1995 through 1999 are as follows:

                                           TWELVE MONTHS             YEAR ENDED DECEMBER 31,
                                               ENDED           ------------------------------------
                                         SEPTEMBER 30, 2000    1999    1998    1997    1996    1995
                                         ------------------    ----    ----    ----    ----    ----
                                            (UNAUDITED)
Ratio of Earnings to Fixed
  Charges(1)...........................         1.97           1.50    0.55(2) 0.58(2) 1.46    2.71

---------------
(1) For purposes of computing the ratios: (i) earnings consists of pretax income from continuing operations, adjusted for income taxes, fixed charges, distributed income of equity investees and minority interests; and (ii) fixed charges consist of interest on long-term debt, amortized premiums, discounts and capitalized expenses related to indebtedness, interest on short-term debt, interest component of rental expenses, and other interest.

(2) There is less than a one-to-one ratio in these years. The amount of the deficiency in years 1997 and 1998 is $123,367 and $132,970, respectively.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Senior Notes will be used to repay a portion of our long-term debt, all or a portion of our short-term borrowings and for other general corporate purposes, subject to applicable regulatory requirements. If we do not use the net proceeds immediately, we may temporarily invest them in short-term, interest-bearing obligations.

                        DESCRIPTION OF THE SENIOR NOTES

     General. The following description sets forth certain general terms and provisions of the Senior Notes to which any Prospectus Supplement may relate. The description does not purport to be complete and is subject to, and qualified in its entirety by, all of the provisions of the Senior Note Indenture (as defined below), which is incorporated herein by reference and the form of which is an exhibit to the Registration Statement of which this Prospectus is a part. The particular terms of the Senior Notes offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Senior Notes so offered will be described therein. References to section numbers under this caption are references to the section numbers of the Senior Note Indenture. Capitalized terms not defined herein have the meanings given to them in the Senior Note Indenture.

     The Senior Notes will be issued under an indenture (the "Senior Note Indenture"), the form of which is an exhibit to the Registration Statement, between us and The Bank of New York, a New York banking corporation, as trustee (the "Senior Note Trustee").

     There is no requirement under the Senior Note Indenture that future issues of our debt securities be issued under the Senior Note Indenture, and we will be free to use other indentures or documentation, containing provisions different from those included in the Senior Note Indenture or applicable to one or more issues of Senior Notes, in connection with future issues of such other debt securities.

     The Senior Note Indenture does not limit the aggregate principal amount of the Senior Notes that may be issued thereunder. The Senior Note Indenture provides that the Senior Notes will be issued in one or more series as notes or debentures. The Senior Notes may be issued at various times and may have differing maturity dates and may bear interest at differing rates. The Prospectus Supplement applicable to each issue of Senior Notes will specify:

     - the designation and aggregate principal amount of such Senior Notes;

     - the date or dates on which such Senior Notes will mature;

     - the interest rate or rates, or method of calculation of such rate or rates, on such Senior Notes, and the date from which such interest shall accrue;

     - the dates on which such interest will be payable or method by which such dates are to be determined;

     - the record dates for payments of interest;

     - any redemption terms;

     - the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Senior Notes may be repaid, in whole or in part, at our option;

     - the place or places, if any, in addition to or in the place of our office or the office of the Senior Note Trustee, where the principal of (and premium, if any) and interest, if any, on such Senior Notes shall be payable and where notices to the Company shall be sent; and

     - other specific terms applicable to such Senior Notes. (Section 301)

Unless otherwise indicated in the applicable Prospectus Supplement, the Senior Notes will be denominated in United States currency in minimum denominations of $1,000 and integral multiples thereof. (Section 301)

     Unless otherwise indicated in the applicable Prospectus Supplement or as below described under "Limitation on Liens" and "Sale and Leaseback Transactions", there are no provisions in the Senior Note Indenture or the Senior Notes that require us to redeem, or permit the Holders of the Senior Notes to cause a redemption of, the Senior Notes or that otherwise protect the Holders of the Senior Notes in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of us.

     Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Senior Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends to us, repurchase shares of their common stock from us or repay loans or advances made by us to them. Our subsidiaries are prohibited by the Public Utility Holding Company Act of 1935 from lending money to us, indemnifying our creditors or guaranteeing our obligations. Holders of the Senior Notes will generally have a junior position to claims of any holders of preferred stock and creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders. In addition to trade debt, our subsidiaries have ongoing corporate debt programs used to finance their business activities. As of September 30, 2000, our subsidiaries had approximately $3.13 billion of outstanding debt for borrowed money, which includes long-term debt and short-term debt but does not include trade debt, capital leases or power purchase obligations, and approximately $151 million of outstanding preferred stock. Unless otherwise specified in a Prospectus Supplement, the Supplemental Indentures will not limit the amount of indebtedness or preferred stock issuable by our subsidiaries.

     Registration, Transfer, Exchange and Form. Senior Notes of any series may be exchanged for other Senior Notes of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (Section 305)

     Unless otherwise indicated in the applicable Prospectus Supplement, Senior Notes may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer) at the office or agency maintained for such purpose with respect to any series of Senior Notes and referred to in the applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Senior Note Indenture. (Section 305)

     In the event of any redemption of Senior Notes of any series, we will not be required to exchange, or register the transfer of, any Senior Notes of such series selected, called or being called for redemption except, in the case of any Senior Note to be redeemed in part, the portion thereof not to be so redeemed. (Section 305)

     Book-Entry Only System. Each series of Senior Notes may be issued in the form of one or more global notes (the "Global Notes") representing all or part of such series of Senior Notes and which will be deposited with or on behalf of The Depository Trust Company as Depositary under the Senior
Note Indenture (the "Depositary") and registered in the name of the Depositary or nominee of the Depositary. Certificated Senior Notes will not be exchangeable for Global Notes and, except under the circumstances described below, the Global Notes will not be exchangeable for certificated Senior Notes.

     The Depositary has advised us as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange Inc. and the National Association of Securities Dealers, Inc. Access to The Depository Trust Company system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The Rules applicable to the Depositary and its Participants are on file with the Commission.

     Upon the issuance of the Global Notes in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Senior Notes represented by the Global Notes to the accounts of Participants. The accounts to be credited shall be designated by the underwriters or other purchasers of the Global Notes. Ownership of beneficial interests in the Global Notes will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests by Participants in the Global Notes will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee. Ownership of beneficial interests in the Global Notes by persons that hold through Participants will be shown on, and the transfer of that ownership interest within such Participant will be effected only through, records maintained by such Participant. Owners of beneficial interests in the Global Notes will not receive written confirmation from the Depositary of their purchases, but they are expected to receive written confirmation providing details of the transactions, as well as periodic statements of their holdings, from the Participants through which they purchased beneficial interests in the Global Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Notes.

     So long as the Depositary, or its nominee, is the registered owner of the Global Notes, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Senior Notes represented by the Global Notes for all purposes under the Senior Note Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have Senior Notes registered in their names, will not receive or be entitled to receive physical delivery of the Senior Notes in definitive form and will not be considered the owner or Holders thereof under the Senior Note Indenture.

     Payment of principal of, premium, if any, and any interest on the Senior Notes will be made to the Depositary or its nominee, as the case may be, as the registered owner or the Holder of the Global Notes representing the Senior Notes. None of the Company, the Senior Note Trustee, any paying agent or the registrar for the Senior Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We have been advised by the Depositary that, upon receipt of any payment of principal, premium or interest in respect of the Global Notes, the Depositary will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary. We also expect that payments by Participants to owners of beneficial interests in the Global Notes held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants.

     The Global Notes may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. If (1) the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by us within ninety days or (2) there shall have occurred and be continuing after any applicable grace periods an Event of Default, we will issue certificated notes in definitive registered form in exchange for the Global Notes representing the Senior Notes. In addition, we may at any time and in our sole discretion determine not to have any Senior Notes in registered form represented by one or more global notes and, in such event, will issue certificated notes in definitive form in exchange for the Global Notes representing the Senior Notes. In any such instance, an owner of a beneficial interest in the Global Notes will be entitled to physical delivery in definitive form of certificated Senior Notes represented by the Global Notes equal in principal amount to such beneficial interest and to have such certificated notes registered in its name. (Section 311)

     Paying Agents. We will maintain an office or agency where Senior Notes may be presented or surrendered for payment. We will give prompt written notice to the Senior Note Trustee of the location, and any change in the location, of such office or agency. If at any time we shall fail to maintain any such required office or agency or shall fail to furnish the Senior Note Trustee with the address thereof, such presentations and surrenders may be made or served at the corporate trust office of the Senior Note Trustee, and, in such event, the Senior Note Trustee shall act as our agent to receive all such presentations and surrenders. (Section 1002)

     All monies paid by us to a paying agent for the payment of principal of, interest or premium, if any, on any Senior Note which remains unclaimed at the end of two years after any such principal, interest or premium shall have become due and payable will be repaid to us at our request and the Holder of such Senior Note will thereafter look only to us for payment thereof as an unsecured general creditor. (Section 1003)

     Consolidation, Merger, Conveyance, Sale or Transfer. Nothing contained in the Senior Note Indenture prevents us from consolidating with or merging into another corporation or conveying, selling or otherwise transferring our properties and assets substantially as an entirety to any Person, provided that:

     - the corporation formed by such consolidation or into which we are merged or the Person which acquires by conveyance, sale or transfer our properties and assets substantially as an entirety is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes by an indenture supplemental thereto, executed and delivered to the Senior Note Trustee, in form satisfactory to the Senior Note Trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the Senior Notes and the performance of every covenant of the Senior Note Indenture on our part to be performed or observed; and

     - immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

We shall also be required to deliver certificates and opinions stating that such consolidation, merger, conveyance, sale or transfer comply with the Senior Note Indenture and all relevant conditions precedant have been satisfied. (Section
801)

     Limitation on Liens. Nothing contained in the Senior Note Indenture or in the Senior Notes in any way restricts or prevents the Company or any of its subsidiaries from incurring any indebtedness; provided that if this covenant is made applicable to the Senior Notes of any particular series, the Company will not issue, assume or guarantee (including any contingent obligation to purchase) or permit to exist any notes, bonds, debentures or other evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, lien, pledge, security interest or other encumbrance ("Lien") upon any property of the Company, including the capital stock of any of its subsidiaries, without effectively providing that the outstanding Senior Notes (together with, if the Company so determines, any other indebtedness or obligation then existing or thereafter created ranking equally with the Senior Notes) shall be secured equally and ratably with (or prior to) such Debt so long as such Debt shall be so secured (provided that for purposes of providing such equal and ratable security, the principal amount of outstanding Senior Notes of any series will be such portion of the principal amount as may be specified in the terms of such series). This restriction will not, however, apply to

     - Liens in existence on the date of the original issue of the Senior Notes to which this restriction is made applicable, including, without limitation, "stock forward" transactions.

     - Liens created solely for the purpose of securing Debt incurred to finance, refinance or refund the purchase price or cost (including the cost of construction) of property acquired after the date hereof (by purchase, construction or otherwise), or Liens in favor of guarantors of obligations or Debt representing, or incurred to finance, refinance or refund, such purchase price or cost, provided that no such Lien shall extend to or cover any property other than the property so acquired and improvements thereon and provided further that such Liens are created no later than 24 months after the purchase or construction;

     - Liens on any property or assets acquired from a corporation which is merged with or into the Company, which Liens are not created as a result of or in connection with or in anticipation of any such merger (unless such Liens were created to secure or provide for the payment of any part of the purchase price of such corporation);

     - any Lien on any property or assets existing at the time of acquisition thereof and which is not created as a result of or in connection with or in anticipation of such acquisition (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such property or assets); or

     - any extension, renewal or replacement of any Lien referred to in the foregoing clauses, provided that the principal amount of Debt so secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement Lien shall be limited to all or part of substantially the same property which secured the Lien extended, renewed or replaced (plus improvements on such property).

Notwithstanding the foregoing, the Company may issue or assume Debt secured by Liens on cash of the Company which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which does not at the time of issuance or assumption exceed $100 million. The following types of transactions shall not be deemed to create Debt secured by Liens: Liens required by any contract or statute in order to permit the Company to perform any contract or subcontract made by it with or at the request of a governmental entity or any department, agency or instrumentality thereof, or to secure partial, progress, advance or any other payments to the Company by such governmental unit pursuant to the provisions of any contract or statute; and share forwards with respect to shares of the Company accounted for as equity transactions under applicable FASB guidelines wherein the shares collateralize the forward repayment obligation. (Section 1007)

     Sale and Leaseback Transactions. If this covenant is made applicable to the Senior Notes of any series, the Company will not enter into any Sale and Leaseback Transaction unless either:

     - the Company would be entitled pursuant to the "Limitation on Liens" covenant above to create Debt secured by a Lien on the property to be leased back in an amount equal to the Attributable Value of such Sale and Leaseback Transaction without the Senior Notes being effectively secured equally and ratably with (or prior to) that Debt; or

     - the Company, within 270 days after the sale or transfer of the relevant assets shall have been made, applies, in the case of a sale or transfer for cash, an amount equal to the net proceeds from the sale or, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the property so leased (as determined by any two trustees of the Company) to:

        - the retirement of long-term indebtedness of the Company ranking prior to or on a parity with the Senior Notes or

        - the investment in any property used in the ordinary course of business by the Company.

     "Attributable Value" means, as to any particular lease under which the Company is at any time liable as lessee and at any date as of which the amount thereof is to be determined, the amount equal to the greater of (i) the net proceeds from the sale or transfer of the property leased pursuant to the Sale and Leaseback Transaction or (ii) the net book value of the property, as determined by the Company in accordance with generally accepted accounting principles at the time of entering into the Sale and Leaseback Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of the Sale and Leaseback Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of the term, without regard, in any case, to any renewal or extension options contained in the lease.

     "Sale and Leaseback Transaction" means any transaction or series of related transactions relating to property now owned or hereafter acquired by the Company whereby the Company transfers the property to a person and the Company leases it from that person for a period, including renewals, in excess of 36 months.

     Modification of the Senior Note Indenture. The Senior Note Indenture contains provisions permitting us and the Senior Note Trustee, with the consent of the Holders of a majority in principal amount of the outstanding Senior Notes, of all series affected by the modification (voting as one class), to modify the Senior Note Indenture or any supplemental indenture or the rights of the Holders of the Senior Notes of such series; provided that no such modification shall without the consent of the Holders of each outstanding Senior Note affected thereby:

     - change the date upon which the principal of or the interest on any Senior
       Note is due and payable;

     - reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof;

     - change any place of payment where, or the currency in which, any Senior Note or any premium or the interest thereon is payable;

     - impair the right to institute suit for the enforcement of any payment on or after the date such payment is due (or, in the case of redemption, on or after the date fixed for such redemption);

     - reduce the aforesaid percentage of Senior Notes, the consent of the Holders of which is required for any modification of the applicable supplemental indenture or for waiver by the Holders of certain of their rights; or

     - modify certain provisions of the Senior Note Indenture. (Section 902)

     The Senior Note Indenture also contains provisions permitting us and the Senior Note Trustee to amend the Senior Note Indenture in certain circumstances without the consent of the Holders of any Senior Notes to evidence the succession of another corporation to us, the replacement of the Senior Note Trustee and for certain other purposes, including to cure any ambiguity or defect, or correct any inconsistency, in the Senior Note Indenture, or to add or change any other provisions with respect to matters or questions arising under the Senior Note Indenture or the Senior Notes, provided such changes or additions shall not adversely affect the interests of the Holders of any series of the Senior Notes in any material respect, or involve a change requiring the consent of the Holders of the Senior Notes described in the preceding paragraph. (Section 901)

     Events of Default. An Event of Default with respect to the Senior Notes is defined in the Senior Note Indenture as being:

     - failure to pay any interest on the Senior Notes and continuance of such failure for 30 days;

     - failure to pay the principal (or premium, if any), including the payment of principal (or premium, if any) when due pursuant to any redemption provision of the Senior Notes and continuance of such failure for three days;

     - failure to pay any sinking fund installment, if any, pursuant to the terms of the Senior Notes, and continuance of such failure for a period of three days;

     - default in the performance, or breach, of any covenant or warranty of ours in the Senior Note Indenture (other than certain covenants or warranties a default in whose performance or whose breach is specifically dealt with elsewhere in the Senior Note Indenture or which has been expressly included in the Senior Note Indenture solely for the benefit of any series of Senior Notes other than that series) and continuance of such default or breach for a period of 90 days after written notice is given to us by the Senior Note Trustee or to us and the Senior Note Trustee by the Holders of 33% or more in aggregate principal amount of the outstanding Senior Notes; and

     - certain events of bankruptcy, insolvency, reorganization, receivership or liquidation involving us. (Section 501)

We will be required to file with the Senior Note Trustee annually an officers' certificate as to the existence or absence of default in performance of certain covenants in the Senior Note Indenture. (Section 1008) The Senior Note Indenture provides that the Senior Note Trustee may withhold notice to the Holders of the Senior Notes of any default (except in payment of principal of (or premium, if any), or interest, if any, on, the Senior Notes or in the payment of any sinking fund installment with respect to the Senior Notes) if the Senior Note Trustee in good faith determines that it is in the interest of the Holders of the Senior Notes to do so. (Section 602) The Senior Note Indenture provides that, if an Event of Default due to the default in payment of principal of (or premium, if any) or interest on the Senior Notes or in the payment of any sinking fund installment with respect to the Senior Notes, or due to the default in the performance or breach of any covenant or warranty in the Senior Note Indenture by us shall have happened and be continuing, either the Senior Note Trustee or the Holders of 33% or more in aggregate principal amount of the outstanding Senior Notes may declare the principal amount of all the Senior Notes to be due and payable immediately, but if we shall cure all defaults and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the Holders of a majority in aggregate principal amount of the Senior Notes. If an Event of Default due to certain events of bankruptcy, insolvency or reorganization has occurred and is continuing, the principal amount of all the Senior Notes shall be immediately due and payable, without any act of either the Senior Note Trustee or the Holders. (Sections 502 and 513)

     Subject to the provisions of the Senior Note Indenture relating to the duties of the Senior Note Trustee, the Senior Note Trustee will be under no obligation to exercise any of its rights or powers under the Senior Note Indenture at the request or direction of any of the Holders of the Senior Notes, unless such Holders shall have offered to the Senior Note Trustee reasonable indemnity. (Section 603)

     Subject to such provision for indemnification, the Holders of a majority in principal amount of the Senior Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Trustee, or exercising any trust or power conferred on the Senior Note Trustee with respect to the Senior Notes, provided that the Senior Note Trustee shall have the right to decline to follow any such direction if the Senior Note Trustee shall determine that the action so directed conflicts with any law or the provisions of the Senior Note Indenture or if the Senior Note Trustee shall determine that such action would subject the Senior Note Trustee to personal liability or expense for which reasonable indemnity has not been provided. (Section 512)

     Defeasance. We, at our option, (a) will be Discharged from any and all obligations in respect of the Senior Notes (except for certain obligations to register the transfer or exchange of Senior Notes, replace destroyed, stolen, lost or mutilated Senior Notes, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain covenants of the Senior Note Indenture described under "-- Consolidation, Merger, Conveyance, Sale or Transfer" and "-- Limitation of Liens" or to certain covenants relating to corporate existence and maintenance of properties and insurance, in each case, if:

     - We irrevocably deposit with the Senior Note Trustee, in trust, (a) money or (b) in certain cases,

      - U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money; or

      - a combination thereof, in each case sufficient to pay and discharge

        - the principal of (and premium, if any) and each installment of principal (and premium, if any) and interest, if any, on the outstanding Senior Notes on the dates such payments are due, in accordance with the terms of the Senior Notes, or to and including the redemption date irrevocably designated by us and

        - any mandatory sinking fund payments applicable to the Senior Notes on the day on which payments are due and payable in accordance with the terms of the Senior Note Indenture and of the Senior Notes;

     - no Event of Default or event which with notice or lapse of time would become an Event of Default shall have occurred and be continuing on the date of such deposit;

     - we deliver to the Senior Note Trustee an opinion of counsel to the effect

      - that the Holders of the Senior Notes will not recognize income, gain, loss or expense for Federal income tax purposes as a result of such deposit and defeasance of certain obligations;

      - that such provision would not cause any outstanding Senior Notes then listed on any national securities exchange to be delisted as a result thereof; and

      - that the defeasance trust is not, or is registered as, an investment company under the Investment Company Act of 1940; and

     - we have delivered to the Senior Note Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Senior Note Indenture relating to the satisfaction and discharge of the Senior Notes have been complied with. (Sections 403 and 1009)

Discharged means, with respect to the Senior Notes of any series, the discharge of the entire indebtedness represented by, and obligations of ours under, the Senior Notes of such series and in the satisfaction of all the obligations of ours under the Senior Note Indenture relating to the Senior Notes of such series, except:

     - the rights of Holders of the Senior Notes of such series to receive, from the trust fund established pursuant to the Senior Note Indenture, payment of the principal of and interest and premium, if any, on the Senior Notes of such series when such payments are due;

     - our obligations with respect to the Senior Notes of such series with respect to registration, transfer, exchange and maintenance of a place of payment; and

     - the rights, powers, trusts, duties, protections and immunities of the Senior Note Trustee under the Senior Note Indenture. (Section 101)

U.S. Government Obligations means direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed by the United States, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of a holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the

U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section
101)

     Resignation or Removal of Senior Note Trustee. The Senior Note Trustee may resign at any time upon written notice to us, and such resignation will take effect immediately upon the appointment of a successor Senior Note Trustee. (Sections 610 and 611)

     The Senior Note Trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the Senior Note Trustee and us and signed by the Holders, or their attorneys-in-fact, of at least a majority in principal amount of the then outstanding Senior Notes. In addition, under certain circumstances, we may remove the Senior Note Trustee upon notice to the Holder of each Senior Note outstanding and the Senior Note Trustee, and appointment of a successor Senior Note Trustee. (Section 610)

     No Recourse Against Others. The Senior Note Indenture provides that no recourse for the payment of the principal of or any premium or interest on any Senior Note, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of ours, contained in the Senior Note Indenture or in any supplemental indenture, or in any Senior Note, or because of the creation of any indebtedness represented thereby, will be had against any incorporator, stockholder, officer or director, as such, past, present or future, of us or any successor corporation, either directly or through us or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is expressly waived and released as a condition of, and in consideration for, the execution of the Senior Note Indenture and the issuance of the Senior Notes. (Section 114) Such waiver may not be effective to waive liabilities under the Federal securities laws and we understand that it is the view of the Commission that such a waiver is against public policy.

     Concerning the Senior Note Trustee. The Senior Note Trustee under the Senior Note Indenture, and affiliates of the Senior Note Trustee, are also trustees under other indentures and trust agreements of affiliates of ours.

                                 LEGAL OPINIONS

     Legal opinions relating to the validity of the Senior Notes will be given by Day, Berry & Howard LLP, CityPlace I, Hartford, Connecticut 06103-3499, counsel for the Company, and Pillsbury Winthrop LLP, New York, New York 10004-1490, counsel for any underwriters, agents or dealers.

                                    EXPERTS

     The consolidated balance sheets and consolidated statements of capitalization as of December 31, 1999 and 1998, and the consolidated statements of income, comprehensive income, shareholders' equity, cash flows and income taxes for each of the three years in the period ended December 31, 1999, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim financial information for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000 incorporated by reference in this Prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                              PLAN OF DISTRIBUTION

     We may sell the Senior Notes offered hereby (i) through negotiation with one or more underwriters; (ii) through one or more agents or dealers designated from time to time; (iii) directly to purchasers; or (iv) through any combination of the above. The distribution of the Senior Notes may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A Prospectus Supplement or a supplement thereto will describe the method of distribution of the Senior Notes of any series.

     If we use any underwriters in the sale of Senior Notes, we will enter into an underwriting agreement, distribution agreement or similar agreement with such underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in the Prospectus Supplement or a supplement thereto relating to such sale. If an underwriting agreement is executed, the Senior Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless otherwise indicated in the Prospectus Supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the Senior Notes offered in the Prospectus Supplement if any are purchased.

     If any of the Senior Notes are sold through agents designated by us from time to time, the Prospectus Supplement or a supplement thereto will name any such agent, set forth any commissions payable by us to any such agent and the obligations of such agent with respect to the Senior Notes. Unless otherwise indicated in the Prospectus Supplement or a supplement thereto, any such agent will be acting on a best efforts basis for the period of its appointment.

     Certain persons participating in an offering of the Senior Notes may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriters, if any, may overallot in connection with the offering, and may bid for, and purchase, the Senior Notes in the open market.

     The Senior Notes of any series, when first issued, will have no established trading market. Any underwriters or agents to or through whom Senior Notes are sold by us for public offering and sale may make a market in such Senior Notes, but underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Senior Notes.

     In connection with the sale of the Senior Notes, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the Senior Notes may be, deemed to be underwriters within the meaning of the Securities Act. The agreement between us and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us and the purchasers, underwriters or agents against certain liabilities, including liabilities under the Securities Act.

     Certain of the underwriters or agents and their associates may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

     Our Declaration of Trust provides that none of our shareholders shall be held to any liability whatever for the payment of any sum of money, or for damages or otherwise, under any contract, obligation or undertaking made, entered into or issued by our trustees or by any officer, agent or representative elected or appointed by our trustees and no such contract, obligation or undertaking shall be enforceable against our trustees or any of them in their or his individual capacities or capacity and all such contracts, obligations and undertakings shall be enforceable only against our trustees as such, and every person, firm, association, trust and corporation having any claim or demand arising out of any such contract, obligation or undertaking shall look only to the trust estate for the payment or satisfaction thereof.